Exxon Mobil Corporation

5959 Las Colinas Boulevard

Irving, TX 75039-2298

ExxonMobil

December 5, 2013

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:	Exxon Mobil Corporation
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 27, 2013
Response letter dated October 18, 2013
File No. 1-2256

Dear Mr. Schwall:

The purpose of this letter is to confirm the understanding I reached with Mark Wojciechowski, during a telephone conversation on December 5, 2013 that ExxonMobil will endeavor to respond to the question posed in the SEC’s letter dated December 4, 2013 as soon as possible, but no later than December 30, 2013.  The reason for ExxonMobil's request for additional time is due to the availability of key members of management who will be out of the office or have significant commitments over this time period.

Please do not hesitate to contact me at 972-444-1290 if you have any questions.

Sincerely,

By: /s/ Chris Jeans
--------------------------------------------------
Name: Chris Jeans
Title: Financial Reporting Manager

c:      Mark Wojciechowski

         Brad Skinner